RARE ELEMENT RESOURCES LTD.                                       TSX-V:RES

325 Howe Street, #410, Vancouver, British Columbia  Canada  V6C 1Z7

Telephone: 604-687-3520

Facsimile: 604-688-3392

e-mail: wwong@pacificopportunity.com

website: www.rareelementresources.com

January 13, 2010

H. Roger Schwall

US Securities and Exchange Commission

100 F. Street North East

Washington, D.C.  20549-7010

RE: Form 20-FR Registration Statement

    Rare Element Resources Ltd.; SEC file # 000-53834

Dear Mr. Schwall

You are being sent by US Mail: three “track changes” copy of the Company’s Form 20-FR Registration Statement Amendment #2, illustrating the changes, for your use.

The actual Form 20-FR Registration Statement Amendment #2 will be filed via EDGAR.

Below is a “response to comment” table outlining the Company’s response to each comment, cross-referenced to Form 20-FR Registration Statement Amendment #2 text page numbers.

Response to SEC Letter dated 1/12/2010:

Comment Number	Page	Response
1 (prior comment 17)	49	Revised footnote (2) and (5) to clarify that the allocation of Pacific Opportunity Capital Ltd.’s invoiced amount between Mr. Brown and Ms. Wong.
2 (prior comment 18)	57	“Related Party Transactions” expanded to specifically identify all parties in 7B.

		FINANCIAL STATEMENTS
3 (prior comments 22 & 23)	38

The Company changed pages 76 and 101 by deleting the references of “Acquisition costs” and reclassify them as “Property holding costs” as they represent holding costs or lease payments.  As a result, descriptions on page 39 also changed to reflect that all such “holding costs” / “lease payments” / “royalty interest buyout” are included in “Property holding costs” and not “Acquisition costs”.

The U.S. GAAP accounting policies described for mineral property costs on pages 92 and 113 have also been changed to agree with the wordings on page 38 of the 20F.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Sincerely,

/s/ Winnie Wong

Winnie Wong

Corporate Secretary